

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 28, 2010

<u>Via U.S. mail and facsimile</u>

Mr. David L. Keller
President and Chief Executive Officer
Global Power Equipment Group Inc.
6120 S. Yale, Suite 1480
Tulsa, OK 74136

> **RE: Global Power Equipment Group Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 11, 2010**
> **File No. 1-16501**

Dear Mr. Keller:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please update the information under Items 9, 10 and 11 as of the most recent practicable date. In this regard, we note that certain information is dated as of April 23, 2010 or April 26, 2010.

<u>Item 1. Business, page 3</u>

2. We note your response to comment three in our letter dated May 27, 2010 and reissue this comment, as your response does not provide the requested

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 24
Long-Lived Assets, page 24

3. We have read your response to comment 14 from our letter dated May 27, 2010. Please revise your disclosure to describe how you determined the reporting units you used for purposes of your long-lived asset impairment tests.

Liquidity and Capital Resources

Operating Activities, page 30

4. We have read your response to comment 20 from our letter dated May 27, 2010. We acknowledge the additional disclosures that you have provided regarding your changes in cash flows provided by operating activities for the periods presented. However, your disclosures still do not clearly describe the specific underlying reasons for the changes in the components discussed. For example, during the three months ended March 31, 2010, you indicate that the principal sources of cash from operating activities were net income, adjusted for depreciation, collection of receivables, that reflected the decrease in costs and estimated earnings in excess of billings partially offset by increases in accounts payable and billings in excess of costs and estimated earnings. Please expand this disclosure to discuss, at a minimum, reason why the collection of receivables and costs and estimated earnings in excess of billings changed so dramatically as compared to prior periods. Please also address the underlying reasons for the increase in accounts payable and billings in excess of costs and estimated earnings. Please also quantify your components where possible to add more insight into your discussion. Please revise your disclosures for all periods presented.

Item 1. Business, page 39

5. We note your response to comment three in our letter dated May 27, 2010 and reissue this comment, as your response does not provide the requested support. For example, your response indicates that you offer the "broadest range of auxiliary products" but does not indicate the basis for it.

Item 6. Executive Compensation, page 39

6. We note your response to comment 22 in our letter dated May 27, 2010 and reissue this comment in part. In this regard, please disclose for each element of corporate performance the actual results and how those results compared to the

previously established goals. Further, please describe in greater detail the elements of individual performance that were considered in making the awards. For example, the committee based 40% of Mr. Keller's award on a subjective evaluation of individual performance.

Item 15. Financial Statements and Exhibits, page 67

7. We note your response to comment 29 in our letter dated May 27, 2010. Please be advised that you should allow a reasonable time for our review after filing the requested materials.

Financial Statements

Note 4 – Goodwill and Other Intangible Assets, page F-17

8. We have read your response to comment 39 from our letter dated May 27, 2010. On page F-10, you disclose that prior to emergence from bankruptcy, you reviewed your goodwill balance and determined that the fair value of your goodwill likely decreased, but remained substantially above its carrying value. Please disclose and provide the following:

- Tell us the specific facts and circumstances considered in determining that both the $35 million of goodwill allocated to the Services Division and the $44 million allocated to the Products Division were recoverable as of December 31, 2007. In particular, please address how you considered the operating losses experienced by the Services Division during the year ended December 31, 2007;

- Please tell us the amount and percentage by which the fair value of goodwill exceeded its carrying value for each reporting unit as of December 31, 2007;

- Please disclose the specific methodology used to determine the fair value of goodwill prior to your emergence from bankruptcy including the estimates and assumptions used in your determination of fair value of goodwill prior to emergence from bankruptcy; and

- Please discuss how your assumptions and methodologies changed from December 31, 2007 to December 31, 2008 highlighting the impact of any changes made.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Accountant at (202) 551-3733 or, in his absence, Lisa Haynes, Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or, in his absence, Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director